UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2024 (Report No. 2)

Commission File Number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

CONTENTS

On September 16, 2024, NLS Pharmaceuticals Ltd. (the "Company") and a certain institutional investor (the "Investor") entered into a warrant amendment agreement (the "Amendment") to amend those warrants issued by Company to Investor, collectively, to purchase up to 6,913,462 shares of the Company's common shares, par value CHF 0.02 (the "Common Shares") issued to the Investor (the "Common Warrants"). The Amendment makes certain adjustment to the definition of a "Fundamental Transaction" in Section 3(e) of the Common Warrants. In exchange for the Amendment, the Company agreed to adjust the exercise price in the Common Warrants to CHF 0.02, and that following the Company increasing its authorized Common Shares, it will issue to the Investor Pre-Funded Warrants to purchase up to 7,657,234 shares of Common Shares (the "Pre-Funded Warrants"). In addition, the Company has agreed to call a shareholder meeting within thirty (30) days to obtain shareholder approval if necessary with respect to the issuance of the Pre-Funded Warrants, and in the event shareholder approval is not obtained, the Company has agreed to continue to call for a shareholder meeting every thirty (30) days thereafter until such shareholder approval is obtained.

Each Pre-Funded Warrant is exercisable for one Common Share at an exercise price of CHF 0.02 per share. The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

In the Amendment, the Company agreed to register the resale of the Common Shares underlying the Pre-Funded Warrants. The Company will use its commercially reasonable best efforts to file a registration statement on or before the 20th calendar day after the issuance of the Pre-Funded Warrants (but in no event more than 30 calendar days), to be declared effective within 40 days after the effective date of the Amendment (or 60 days in the event the registration statement is subject to a “full” review by the Securities and Exchange Commission). If the Company fails to meet the specified filing deadlines or keep the registration statement effective, subject to certain permitted exceptions, the terms of the Amendment provide that the Company will be required to pay certain liquidated damages to the Investor.

The foregoing summaries of the Amendment and Pre-Funded Warrants do not purport to be complete and are qualified in their entirety by reference to the Amendments and Pre-Funded Warrants, which are attached as Exhibits 10.1 and 10.2, to this Report on Form 6-K and are incorporated herein by reference.

The Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-262489, and 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
10.1	Form of Warrant Amendment Agreement
10.2	Form of Pre-Funded Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: September 16, 2024	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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